In the news release, "Fuwei Films Announces First Quarter 2008 Financial Results", issued earlier today by Fuwei Films (Holding) Co., Ltd. over Xinhua PR Newswire, we are advised by the company that the "FINANCIAL TABLES" section had several minor typos, as originally issued inadvertently. The corrected tables are hereby appended at the end of the press release.

Fuwei Films Announces First Quarter 2008 Financial Results

–  Teleconference to be Held Thursday, May 15, 2008, at 8:30 a.m. EDT  -

BEIJING, May 14, 2008 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL) (“Fuwei” or “the Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today released the financial results for the first quarter of 2008 ended March 31, 2008.

First Quarter 2008 Financial Highlights

▪	Revenues rose 4.8% to US$14.5 million (RMB 104.0 million) from the first quarter of 2007

▪	Net income declined to US$1.1 million (RMB 7.9 million) from RMB 13.3 million in first quarter 2007, but rose from RMB 1.0 million in fourth quarter 2007

"We entered 2008 facing a number of challenges,” said Xiaoan He, Chairman and CEO of Fuwei. “However, our newly strengthened R&D platform is expected to increase our ability to develop more high value-added specialty film products to counter the unfavorable trend of higher energy and raw material costs.”

First Quarter 2008 Financial Results

Revenues for the first quarter of 2008 rose 4.8% to US$14.5 million (RMB 104.0 million), from RMB 99.3 million in the first quarter of 2007. Revenues of specialty films in first quarter 2008 were US$4.7 million (RMB 33.8 million), or 32.5% of total revenues.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended March 31, 2008 and March 31, 2007 (amounts in thousands):

	Three months period ended
	March 31,2008		March 31,2007
	RMB	US$	% of Total	RMB	% of Total

Printing film	19,230	2,686	18.5%	19,585	19.7%
Stamping film	21,211	2,963	20.4%	23,128	23.3%
Metallization film	2,901	405	2.8%	5,936	6.0%
Base film for other applications	26,927	3,761	25.9%	12,128	12.2%
Specialty film	33,765	4,716	32.5%	38,489	38.8%

Total	104,034	14,530	100.0%	99,265	100.0%

Revenues from overseas in the first quarter of 2008 were US$3.4 million (RMB 24.1 million), or 23.2% of total revenues.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2008 and March 31, 2007 (amounts in thousands):

	Three months period ended
	March 31,2008		March 31,2007
	RMB	US$	% of Total	RMB	% of Total

Sales in China	79,899	11,160	76.8%	66,247	66.7%

Sales in other countries	24,135	3,371	23.2%	33,018	33.3%

Total	104,034	14,530	100.0%	99,265	100.0%

Gross profit for the first quarter of 2008 was US$3.0 million (RMB 21.6 million), compared with RMB 23.6 million in same period 2007. The Company generated a gross margin of 20.8% in the first quarter 2008, versus 23.7% in the same period of 2007. The decrease in gross margin was due to increased consumption of raw materials, labor and power.

Operating expenses in the first quarter of 2008 were US$1.6 million (RMB 11.2 million), compared with RMB 6.2 million in same period 2007. The increase was mainly due to the increased legal expenses related to ongoing litigation and increased staffing costs. Selling expenses in the first quarter 2008 decreased to US$0.5 million (RMB 3.4 million) from RMB 3.7 million in the same period 2007. Administrative expenses increased to US$1.1 million (RMB 7.7 million) from RMB 2.5 million in the first quarter of 2007.

Net income for the first quarter of 2008 decreased to US$1.1 million (RMB 7.9 million), or diluted EPS of US$0.08 (RMB 0.61), from RMB 13.3 million, or diluted EPS of RMB 1.02 in the same period of 2007. On a sequential basis, net income rose from RMB 1.0 million, or RMB 0.08 per share, in the fourth quarter of 2007.

Total cash and cash equivalents as of March 31, 2008 were US$1.6 million (RMB 11.4 million) as compared with RMB 30.9 million as of December 31, 2007.

Total shareholders’ equity increased to US$74.3 million (RMB 521.1 million) as of March 31, 2008 from RMB 512.5 million as of December 31, 2007.

As of March 31, 2008, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Anti-Dumping Case Updates

In April, the Company received notice of a preliminary anti-dumping assessment issued by the Korean Trade Commission (KTC). The initial assessment of the tariff rate for Fuwei was 6.13%, versus 24.37% for Chinese companies on average.

The KTC began its anti-dumping investigation of BOPET film products from China and India in November 2007. After studying the trade practices of six Chinese BOPET manufacturers, including Fuwei, and several Indian manufacturers, the KTC issued its preliminary tariff assessment. Fuwei was notified by the KTC that its tarrif rate will be 6.13%, the single-lowest rate received among all the Chinese and Indian manufacturers involved in the investigation. KTC will announce a formal resolution of the anti-dumping case in the summer, upon which the new rates will become effective.

“The decision reached by the KTC is expected to strengthen Fuwei’s reputation as a Chinese exporter of BOPET films to Korea,” said Mr. Xiaoan He, Chairman and CEO of Fuwei. “Fuwei first entered the Korean market in 2005 and since then we have been adding higher-end specialty film products to our export offerings, which makes our products less liable for the anti-dumping case. While tariffs have always been a distortion of the market force, we expect the Korean assessment to work to our advantage to further expand our presence in the overseas market.”

Additionally, the U.S. Department of Commerce has also informed the Company of its preliminary assessment of dumping margins, which has been set at 46.82%, also the lowest among Chinese companies investigated. The Department of Commerce is expected to make its final determination in July 2008.

Conference Call Information

The Company will host a teleconference tomorrow, Thursday, May 15, 2008, at 8:30 a.m. EDT / 8:30 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1 877-407-9205 in North America, or +1 201-689-8054 internationally, approximately 10 minutes prior to the scheduled call start time. The call is being simultaneously Webcast and can be accessed on the Fuwei Films Website at http://www.fuweiholdings.com. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on Thursday, May 15, 2008, through 11:59 p.m. EST on Wednesday, May 23, 2008, by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 283212. A Web cast replay of the call will also be made and can be accessed on the Fuwei Films site at http://www.fuweiholdings.com.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fiscaly disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:

Christina He

Investor Relations Manager

Phone: +86-10-8518-5620

Email: fuweiIR@fuweifilms.com

In the U.S.:

Leslie Wolf-Creutzfeldt

Investor Relations

Grayling Global

Tel: +1-646-284-9472

Email: lwolf-creutzfeldt@hfgcg.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(amounts in thousands except share and per share value)

	As of Mar. 31, 2008		As of Dec. 31, 2007
	RMB	US$	RMB
	(Unaudited)		(Audited)
ASSETS
Current assets
Cash and cash equivalents	11,416	1,628	30,909
Restricted cash	31,444	4,484	64,909
Accounts receivables, net	57,428	8,190	58,195
Inventories	49,690	7,086	41,670
Prepayments and other receivables	34,118	4,866	16,160
Total current assets	184,096	26,254	211,842

Property, plant and equipment, net	223,346	31,852	228,309
Construction in progress	290,926	41,490	265,253
Lease prepayments, net	22,915	3,268	22,290
Deposit	26,000	3,708	-
Intangible assets	3	0.4	36
Goodwill	10,276	1,465	10,276
Deferred tax assets	969	138	969
Total assets	758,531	108,176	738,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	185,669	26,479	188,027
Accounts payables	21,300	3,038	19,609
Accrued expenses and other payables	30,209	4,308	18,544
Deferred tax liabilities	265	38	265
Total liabilities	237,443	33,863	226,445
Shareholders’ equity
Ordinary shares of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding	13,323	1,900	13,323
Additional paid-in capital	311,907	44,482	311,907
Retained earnings	194,089	27,679	186,152
Cumulative translation adjustment	1,769	252	1,148
Total shareholders’ equity	521,088	74,313	512,530
Total liabilities and shareholders’ equity	758,531	108,176	738,975

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended Mar. 31,2008		Period Ended Mar. 31,2007
	RMB	US$	RMB
Revenue	104,034	14,530	99,265
Cost of goods sold	(82,409)	(11,510)	(75,709)

Gross profit	21,625	3,020	23,556

Operating expenses
- Distribution expenses	(3,438)	(480)	(3,666)
- Administrative expenses	(7,724)	(1,079)	(2,509)

Total operating expenses	(11,163)	(1,559)	(6,175)

Operating income	10,463	1,461	17,381

Other income/(expense)
- Interest income	16	2	190
- Interest expense	(3,790)	(529)	(3,150)
- Other income, net	2,241	313	331

Total other expense	(1,533)	(214)	(2,629)

Income before income tax expense	8,930	1,247	14,752
Income tax expense	(993)	(139)	(1,489)

Net income	7,937	1,109	13,263

Other comprehensive income
- Foreign currency translation adjustments	620	87	3,977

Comprehensive income	8,557	1,195	17,240

Earnings per share
- Basic	0.61	0.08	1.02
- Diluted	0.61	0.08	1.02

Weighted average number of ordinary shares
- Basic	13,062,500	13,062,500	13,062,500
- Diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended Mar. 31,2008		Period Ended Mar. 31,2007
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7,937	1,109	13,263
Adjustments to reconcile net income to net cash
Provided by operating activities
- Depreciation of property, plant and equipment	5,909	825	5,847
- Amortization of lease prepayments and intangible assets	(149)	(21)	149
- Deferred income taxes	-	-	507
- Bad debt expense	73	10	(872)
Changes in operating assets and liabilities, net of
- Share capital contribution - rental and interest paid by shareholders	2,756	385
- Accounts receivable	856	120	985
- Inventories	(8,020)	(1,120)	(1,127)
- Prepaid expenses and other current assets	(18,859)	(2,634)	2,054
- Accounts payable	1,695	237	4,913
- Accrued expenses and other payables	11,667	1,629	834
Net cash provided by operating activities	4,162	581	26,553

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(946)	(132)	(134)
Restricted cash related to trade finance	33,464	4,674	13,900
Addition to construction in progress	(25,673)	(3,586)	(47,604)
Deposit for purchase	(26,000)	(3,631)
Net cash used in investing activities	19,155	(2,675)	(33,838)

CASH FLOW FROM FINANCING ACTIVITIES
Principal payments of short-term bank loans	(12,869)	(1,797)	(237,670)
Proceeds from short-term bank loans	11,139	1,556	169,090
Net cash used in financing activities	(1, 730)	(242)	(68,580)

Effect of foreign exchange rate changes	(2,770)	(273)	(1,008)
Net increase/(decrease) in cash and cash equivalent	(1,9,493)	(2,609)	(76,798)
- Cash and cash equivalent at beginning of period	30,909	4,237	253,250
- Cash and cash equivalent at end of period	11,416	1,628	176,452
Supplemental disclosure of cash flow information
Cash paid during the period for
- Interest paid	2,966	414	4,774
- Income taxes paid	802	112	-